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                             February 7, 2022

       Michael Forbes
       Chief Executive Officer
       Adastra Holdings Ltd.
       5451 - 275 Street
       Langley, British Columbia V4W 3X8
       Canada

                                                        Re: Adastra Holdings
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form 20-F
                                                            Filed January 21,
2022
                                                            File No. 000-56365

       Dear Mr. Forbes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

       Amendment No. 1 to Form 20-F

       Risk Factors
       Doing business in the cannabis industry leaves our company subject to possible regulatory risks, page 4

   1. We note your response to prior comment 1 and reissue in part. Please expand your discussion in the
Information on the Company section to describe the material effects of government regulations
on your mushroom and mushroom-derived products.
 Michael Forbes
FirstName LastNameMichael Forbes
Adastra Holdings Ltd.
Comapany7,NameAdastra
February   2022       Holdings Ltd.
February
Page 2 7, 2022 Page 2
FirstName LastName
We rely on physicians and other healthcare professionals, page 9

2. We note your response to our prior comment 2 and reissue the comment in part. Please revise your disclosure in the Information on the Company section on page 14 to clarify that as part of your plans for psychedelic products you intend to employ physicians and other healthcare professionals at your clinics related to the operations of Perceive MD to provide consultations to customers regarding the benefits of using mushroom and mushroom-derived products.
Extraction, page 23

3. We note your response to our prior comment 5 and your revised disclosure describing the material terms of your brand licensing agreement with Cannmart Labs Inc. Please also file this agreement as an exhibit or advise us why such agreement is not required to be filed.
         See Instruction 4(b)(ii) in the Instructions as to Exhibits of Form
20-F.
Principal Markets, page 28

4. We note that in your response to our prior comment 8, you state that "[a]s healthcare professionals are being employed at [y]our clinics, they will provide consultations to patients and may market [y]our products to them depending on the patients needs.
         Therefore, the company aims to create relationships with healthcare professionals to support the marketing of our products, mainly through the use of social media." Please revise your disclosure here concerning your marketing strategy to include this discussion as you have provided it in your response letter.
Liquidity and Capital Resources, page 35

5. We note your response to our prior comment 10 and your amended disclosure here stating that you have announced a private placement financing to raise additional funds on
         November 21, 2021. To the extent that you have issued additional shares through this private placement, please ensure that you also amend accordingly your disclosure discussing recent issuances of securities starting on page 48. Refer to Item 10 of Form 20-
         F.
Item 7. Major Shareholders and Related Party Transactions
B. Related Party Transactions, page 44

6. We note your response to our prior comment 11. Given that your CEO and Director, Mr.
         Michael Forbes, is also a Director and controlling shareholder of Sitka Weed Works Inc., please revise your disclosure here to discuss the nature and extent of this agreement. Refer to Item 7.B.1. of Form 20-F.
 Michael Forbes
FirstName LastNameMichael Forbes
Adastra Holdings Ltd.
Comapany7,NameAdastra
February   2022       Holdings Ltd.
February
Page 3 7, 2022 Page 3
FirstName LastName
1204581 B.C. Ltd. - Report of Independent Registered Public Accounting Firm , page F-1

7. Please have your auditor to provide a consent on its audit opinion for 1204581 B.C.Ltd dated November 2, 2021.
        You may contact Christie Wong at (202) 551-3684 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Jeffrey Gabor at
(202) 551-
2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Cam McTavish